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                                                                     EXHIBIT 99









                  FIRST INDUSTRIAL NAMES MICHAEL W. BRENNAN
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER


CHICAGO, November 11, 1998 - First Industrial Realty Trust, Inc. (NYSE: FR) has announced that Michael T. Tomasz, 56, has resigned as the Company's President and Chief Executive Officer and as a Director to pursue other personal and business interests. Effective immediately, the Board of Directors has appointed Michael W. Brennan, 41, as President and Chief Executive Officer.

Brennan, a co-founder and director of First Industrial, previously served as Chief Operating Officer. Before co-founding First Industrial, Brennan served as a president and executive officer in two of the Company's predecessors. Brennan has 19 years experience in industrial real estate operations, investment and management.

Tomasz commented, "To achieve First Industrial's next level of success, I believe this is a well-timed opportunity for me to step down and usher in a new era of leadership. Mike Brennan, as both COO of the Company and my close partner for 12 years, has proven himself dynamic, dedicated and resourceful.
He will do an excellent job managing the organization, which is primed to build upon and operate its national franchise. I have every confidence that Mike, in his expanded role, will further promote First Industrial's operational excellence."

Brennan said, "Mike Tomasz has built First Industrial from its inception in 1994 to a national, $2.7 billion corporation. I would like to thank him for his vision to establish First Industrial as the country's premier owner and operator of industrial real estate. He has graciously agreed to be available to consult with the Company during this transition period. I am very pleased to be able to serve in this more extensive capacity and continue this vision."

First Industrial Realty Trust, Inc. is a fully integrated, self-advised real estate company that owns and operates 70 million square feet of industrial real estate in the U.S. The Company's strategy is to create shareholder value through the operation of its national franchise, focusing on superior localized customer service, operational efficiencies, low-risk developments, and strategic and opportunity-driven acquisitions.


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